UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the ‘Company’)

Transaction notification

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Emma Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	770
		£16.2900	1,279
		£16.2900	1,446

d)	Aggregated information
	Aggregated volume Price	3,495 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Dr Hal Barron
b)	Position/status	Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares (‘ADSs’) ISIN: US37733W2044
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 11 April 2024 on ADSs held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.8000	427

d)	Aggregated information
Aggregated volume Price
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Julie Brown
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	551

d)	Aggregated information
Aggregated volume Price
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Diana Conrad
b)	Position/status	Chief People Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	120
		£16.2900	232
		£16.2900	364

d)	Aggregated information
	Aggregated volume Price	716 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	James Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	148
		£16.2900	226
		£16.2900	369

d)	Aggregated information
	Aggregated volume Price	743 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Sally Jackson
b)	Position/status	SVP, Global Communications and CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	69
		£16.2900	141
		£16.2900	228

d)	Aggregated information
	Aggregated volume Price	438 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Luke Miels
b)	Position/status	Chief Commercial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	253
		£16.2900	545
		£16.2900	687

d)	Aggregated information
	Aggregated volume Price	1,485 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Shobie Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares (‘ADSs’) ISIN: US37733W2044
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 11 April 2024 on ADSs held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.8000	26
		$40.8000	112
		$40.8000	175

d)	Aggregated information
	Aggregated volume Price	313 $40.8000
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	David Redfern
b)	Position/status	President Corporate Development
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	167
		£16.2900	315
		£16.2900	437

d)	Aggregated information
	Aggregated volume Price	919 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Regis Simard
b)	Position/status	President, Global Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	152
		£16.2900	253
		£16.2900	526

d)	Aggregated information
	Aggregated volume Price	931 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Philip Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	105
		£16.2900	165
		£16.2900	294

d)	Aggregated information
	Aggregated volume Price	564 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Deborah Waterhouse
b)	Position/status	CEO, ViiV Healthcare and President, Global Health, GSK
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	111
		£16.2900	403
		£16.2900	455

d)	Aggregated information
	Aggregated volume Price	969 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Tony Wood
b)	Position/status	Chief Scientific Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	191
		£16.2900	561

d)	Aggregated information	N/A (single transaction)
	Aggregated volume Price	752 £16.2900
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Emma Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction
Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024 on Ordinary Shares held in the Company’s Performance Share Plan subject to a 2-year holding period

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2900	6863.859
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2024-04-16
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 17, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc